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                         [BIC NEWS RELEASE LETTERHEAD]

FOR IMMEDIATE RELEASE                                    CONTACT: Linda K. Kwong
                                                                  (203) 783-2049

                 BIC SHAREHOLDERS APPROVE CASH MERGER AGREEMENT

     Milford, CT. -- December 6, 1995 -- Following a special meeting of shareholders today, BIC Corporation announced that its shareholders approved the previously announced merger agreement. The agreement calls for Societe BIC S.A. of Clichy, France, to pay $40.50 per share in cash for the approximately 22% of BIC Corporation's Common Shares not currently owned by Societe BIC S.A. and the Bich family.

     Under New York Business Corporation Law, the merger had to be approved by 66 2/3% of all outstanding common shares. 94% of all outstanding common shares voted in favor of the merger agreement. In addition, the merger agreement provided that the merger had to be approved by a majority of the outstanding public shares voted (excluding Societe BIC and Bich family shares). 98% of the public shares voted were in favor of the merger agreement.

     A Letter of Transmittal will be mailed to each public shareholder on or about December 12, 1995, advising them how to exchange their shares for cash.

     It is expected that as of the close of business today, December 6, 1995, BIC Corporation will no longer be traded as a public company on the New York Stock Exchange.

     BIC Corporation said it expects to continue its U.S. operations as before. Both Societe BIC and BIC Corporation manufacture and distribute stationery products, lighters and shavers throughout the world. BIC is the largest manufacturer of ballpoint pens and lighters in the world. Shares of Societe BIC S.A. are traded on the Paris Bourse.

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 BIC CORPORATION, 500 BIC DRIVE, MILFORD, CONNECTICUT 06460 TEL: (203) 783-2000